

07007076


SEC MAIL
RECEIVED
PROCESSING
AUG - 6 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Semaphore Corporate Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

841 Rock Rimmon Road
(No. and Street)

Stamford	Connecticut	06903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Martin 203-975-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue	White Plains	New York	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Semaphore Corporate Finance, Inc., as of May 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MARIA RIGAKOS
NOTARY PUBLIC
My Commission Expires January 31, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEMAPHORE CORPORATE FINANCE, INC.

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED MAY 31, 2007

SEMAPHORE CORPORATE FINANCE, INC.

YEAR ENDED MAY 31, 2007

INDEX

FACING PAGE

* * *

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—SUITE E106
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Semaphore Corporate Finance, Inc.

We have audited the accompanying statement of financial condition of SEMAPHORE CORPORATE FINANCE, INC. as of May 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Semaphore Corporate Finance, Inc. as of May 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.



Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
July 10, 2007

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2007

ASSETS

Cash	$ 24,442
Other receivables	30,797
Total current assets	$ 55,239

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 6,536
Stockholders' equity	
Common stock, no par value; 5,000 shares authorized; 120 shares issued and outstanding	10,000
Additional paid in capital	45,890
Accumulated deficit	(7,187)
Total stockholders' equity	48,703
Total liabilities and stockholders' equity	$ 55,239

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF INCOME
YEAR ENDED MAY 31, 2007

Revenues	
Consulting income	$ 79,900
Expenses	
Consulting fees	48,000
Professional fees	6,646
Business licenses and fees	705
Insurance	140
Office and other expenses	97
Total	55,588
Net income	$ 24,312

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MAY 31, 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance, June 1,	120	$ 10,000	$ 45,890	$ (31,499)	$ 24,391
Net income	-	-	-	24,312	24,312
Balance, May 31,	120	$ 10,000	$ 45,890	$ (7,187)	$ 48,703

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2007

Operating activities	
Net income	$ 24,312
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Increase in other receivables	(15,399)
Decrease in accrued expenses	(2,213)
Net cash provided by operating activities	$ 6,700
Net increase in cash	6,700
Cash - beginning of year	17,742
Cash - end of year	$ 24,442

See Notes to Financial Statements.

SEMAPHORE CORPORATE FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization:

Semaphore Corporate Finance, Inc. (the "Company"), a Connecticut corporation is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD).

From time to time, the Company provides consulting services and assists in the consummation of transactions for which a broker dealer license is required. The Company operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(i). The Company does not carry customer accounts, take custody of securities or extend margin credit to any customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Income taxes:

There was no provision for income taxes in 2007 as the company has a remaining net operating loss carry forward of $6,777. The deferred tax asset related to the net operating loss carry forward is not material.

SEMAPHORE CORPORATE FINANCE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2007, the Company had net capital of $17,906, which was $12,906 in excess of its required net capital of $5,000. The Company's net capital ratio was .37 to 1.

Note 4 - Related party transactions:

The Company's consulting fees totaled $48,000 for the year ended May 31, 2007 and were comprised of fees charged by its stockholders.

The other receivable on the Statement of Financial Condition is due from the company's stockholders. No interest is being charged on this receivable.

* * *

SEMAPHORE CORPORATE FINANCE, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION MAY 31, 2007

Net capital:	
Total stockholders' equity	$ 48,703
Deduct non-allowable asset	30,797
Net capital	$ 17,906
Aggregate indebtedness – total liabilities	$ 6,536
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$ 12,906
Excess of net capital at 1,000%	$ 17,252
Ratio of aggregate indebtedness to net capital	.37to1

See Report of Independent Public Accountants.

SEMAPHORE CORPORATE FINANCE, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded) MAY 31, 2007

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of May 31, 2007:	
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 15,693
Increase in net capital resulting from changes in:	
Audit adjustments, net:	
Statement of financial condition changes	2,213
Net capital per above	$ 17,906
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 8,749
Decrease in aggregate indebtedness resulting from audit adjustments to decrease accrued expenses	2,213
Aggregate indebtedness per above	$ 6,536

See Report of Independent Public Accountants.

SEMAPHORE CORPORATE FINANCE, INC.

SCHEDULE II – STATEMENT REGARDING RULE 15c3-3
MAY 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE–SUITE E106
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors
Semaphore Corporate Finance, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Semaphore Corporate Finance, Inc. (the "Company") for the year ended May 31, 2007, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stone, Fusco & Lazzaro, CPAs, LLP

White Plains, New York
July 10, 2007

END